

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Via Facsimile 972-3-903-0038 and U.S. Mail

Shlomo Palas, CEO
Blue Sphere Corp.
35 Asuta Street
Even Yehuda, Israel 40500

> **Re:** **Blue Sphere Corp.**
> **Form 10-K**
> **Filed December 28, 2010**
> **File No. 333-147716**

Dear Mr. Palas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please amend your Form 10-K to include all of the information that must be on the cover page of the report. We note that certain information appears to be missing from the cover, such as whether you have any securities registered pursuant to Sections 12(b) or 12(g) of the Exchange Act, whether you are a well-known seasoned issuer and whether you are required to file reports pursuant to Sections 13 or 15(d) of the Exchange Act.

2.   We note that you have checked the box on the cover page of your Form 10-K indicating that you have been subject to the filing requirements of either Section 13 or 15(d) of the Securities Exchange Act of 1934 for the previous 90 days. However, it appears that you were a voluntary filer in fiscal 2010 because you have not filed a registration statement for any securities under the Exchange Act and you had less than 300 stockholders of record as of the beginning of your fiscal year. Refer to Section 15(d) of the Exchange Act. Please revise the cover page of your Form 10-K to include an affirmative statement

that, as a voluntary filer, you are not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act and that the level of your disclosure may vary from what would be required of a mandatory reporting company.

Item 1. Business, page 1

3.   Please tell us what consideration you gave to providing the disclosure called for by paragraphs (h)(4)(iv), (vii), (viii), (ix), (xi) and (xii) of Item 101 of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

4.   We note that you disclose the high and low bids for your common stock on the OTC Bulletin Board only for the fiscal quarters following your name change and the changing of your trading symbol from "JIJE" to "BLSP," although Item 201(a)(1)(iii) of Regulation S-K requires that you disclose the high and low bids for your common stock for each for each full quarterly period for your last two fiscal years. Please provide all of the disclosure required by Item 201(a)(1)(iii).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 4

5.   Please tell us the consideration you gave to summarizing the nature and status of the ten projects for which you have signed agreements. For example, tell us your consideration of disclosing the material terms of the agreements, including duration and payment provisions. Also, tell us if you considered providing a timetable for each of the projects that indicates when work on each project is expected to begin, the stages of each project and when the projects are expected to be completed. Also, tell us if you considered disclosing the expected costs of each stage of development for each project, the amount of revenue you expect to earn from each project and when you expect to begin earning such revenue.

Liquidity, page 5

6.   Quantitative information regarding your financial requirements is needed by investors to assess your company's financial condition and the likelihood that you will be able to pursue your business plan. Accordingly, you should disclose 6in your amended Form 10-K the minimum amount of additional funding you believe will be necessary to fund your planned operations for 12 months, as well as the minimum period of time that you are able to conduct your planned operations using currently available capital resources. When discussing your financial requirements, describe known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably

likely to result in the registrant's liquidity increasing or decreasing in any material way, such as costs associated with remediating the material weakness in your internal control over financial reporting disclosed on page 7 of your Form 10-K.

Item 9A. Controls and Procedures, page 7

7.   We note the statement on page 8 that your management report should not be deemed to be filed for purposes of Section 18 of the Exchange Act. This exception was provided by Item 308T of Regulation S-K, which expired on December 15, 2010 and was not applicable to fiscal periods ending after June 15, 2010. Accordingly, please remove the disclaimer from your amended Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 8

8.   You should disclose the business experience of your officers and directors for at least the past five years, including the names and principal businesses of any corporations or other organizations at which they worked and the dates of such employment. Also, you should disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Weinberg and Palas should serve as directors of your company. Refer to Item 401(e) of Regulation S-K.

9.   We note the disclosure in Note 2 to your consolidated financial statements that your officers and directors are involved in other business activities. Please tell us what consideration you gave to discussing these other business activities and whether your officers and directors face a conflict of interest in selecting between you and their other business interests.

Involvement in Certain Legal Proceedings, page 9

10.   Your disclosure of legal proceedings in the first paragraph of page 14 appears to be limited to five years with respect to directors and executive officers. Please note that the disclosure required by Item 401(f) of Regulation S-K requires such disclosure for the past ten years with respect to a company's directors and executive offers.

Signatures, page 13

11.   General Instruction D(2)(a) of Form 10-K requires that the form be signed by the majority of the board of directors. Since your company has only two directors, both must sign the form. Accordingly, please amend the form to include Mr. Weinberg's signature.

Item 15. Exhibits, Financial Statements Schedules, page 13

12.   Your filing should include or incorporate by reference all exhibits required to be filed as part of your Form 10-K. Refer to Item 601(a) of Regulation S-K. We note that the

exhibits listed do not include the following documents: your articles of incorporation, including the Articles of Merger and Certificate of Change filed with your Form 8-K on February 19, 2010; material contracts, including the agreements related to the ten projects you have under development, and the Carbon Credit Project Contract Acquisition Agreement with Green Biofuels Holdings Ltd. and its shareholders, filed as Exhibit 10.1 to your Form 8-K filed on January 19, 2010, and the related termination agreement filed as Exhibit 10.1 to the Form 8-K filed on February 19, 2010; the Global Share Incentive Plan, filed as Exhibit 10.4 to your Form 8-K filed on March 4, 2010, and all employment agreements with your directors and executive officers. Also, it appears that you have filed agreements related to only three of your projects, the nitric acid plant in Uzbekistan and the two landfills in Ukraine. Please tell us if you intend to file the contracts for your other projects. If not, please provide us with your analysis as to why you are not substantially dependent upon those other agreements. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

13.   Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. The certifications may not be changed in any respect from the language of Item 601(b)(31). Refer to Section II.B.4 of SEC Release No. 34-46427. In that regard, we note that paragraphs 4(a) and 4(b) have been modified from the required format by inserting the word "not" at the beginning of each paragraph. We note also that you have replaced the word "registrant" with "small business issuer." Please amend your Form 10-K to include revised certifications. Please similarly amend your Form 10-Q filed on February 14, 2011 as the certifications filed with that report have the same defect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal